Exhibit 99.1

500.com Limited Announces Financial Results For the Fourth Quarter and Full Year of 2016

SHENZHEN, China, February 23, 2017—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the fourth quarter and full year of 2016.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate any revenue from sports lottery sales in the fourth quarter of 2016 and full year of 2016. The Company recorded an operating loss for the fourth quarter and full year of 2016.

Investment in Qufan

On November 25, 2016, the Company invested in Qufan Internet Technology Inc. and Shenzhen Qufan Internet Technology Co., Ltd. (together “Qufan”), an operator of mobile social poker games. 500.com is investing in ordinary shares representing a 51.0% equity interest in each of Qufan Internet Technology Inc. and Shenzhen Qufan Internet Technology Co., Ltd. for an aggregate cash consideration of RMB110.5 million (approximately US$16.0 million). 500.com will cooperate with Qufan to help develop and promote its mobile social poker games platform.

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Fourth Quarter 2016 Highlights

•	Net revenues were RMB7.5 million (US$1.1 million), compared with nil for the third quarter of 2016, and RMB0.7 million for the fourth quarter of 2015.

•	Operating loss was RMB94.9 million (US$13.7 million), compared with operating loss of RMB81.6 million for the third quarter of 2016, and operating loss of RMB72.3 million for the fourth quarter of 2015.

•	Non-GAAP[1] operating loss was RMB61.6 million (US$8.9 million), compared with non-GAAP operating loss of RMB48.3 million for the third quarter of 2016, and non-GAAP operating loss of RMB37.8 million for the fourth quarter of 2015.

•	Net loss attributable to 500.com was RMB5.7 million (US$0.8 million), compared with net loss attributable to 500.com of RMB75.3 million for the third quarter of 2016, and net loss attributable to 500.com of RMB109.7 million for the fourth quarter of 2015.

•	Non-GAAP net income attributable to 500.com was RMB27.6 million (US$4.0 million), compared with non-GAAP net loss attributable to 500.com of RMB41.9 million for the third quarter of 2016, and non-GAAP net loss attributable to 500.com of RMB31.3 million for the fourth quarter of 2015.

•	Basic and diluted losses per ADS were RMB0.14 and RMB0.14, respectively.

•	Non-GAAP basic and diluted income per ADS were RMB0.67 and RMB0.65, respectively.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, and deferred tax expenses relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

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Full Year 2016 Highlights

•	Net revenues were RMB10.9 million (US$1.6 million), compared with RMB99.6 million for the full year 2015.

•	Operating loss was RMB363.2 million (US$52.3 million), compared with RMB301.4 million for the full year 2015.

•	Non-GAAP operating loss was RMB199.9 million (US$28.8 million), compared with non-GAAP operating loss of RMB142.8 million for the full year 2015.

•	Net loss attributable to 500.com was RMB199.6 million (US$28.8 million), compared with RMB323.9 million for the full year 2015.

•	Non-GAAP net loss attributable to 500.com was RMB36.3 million (US$5.2 million), compared with RMB125.2 million for the full year 2015.

•	Basic and diluted losses per ADS were RMB4.81 and RMB4.81, respectively.

•	Non-GAAP basic and diluted losses per ADS were RMB0.87 and RMB0.87, respectively.

Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial results for the fourth quarter of 2016. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

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Fourth Quarter 2016 Financial Results

Net Revenues

Net revenues were RMB7.5 million (US$1.1 million), compared with nil for the third quarter of 2016, and RMB0.7 million for the fourth quarter of 2015. Net revenues for the fourth quarter of 2016 were primarily generated from mobile gaming, and sports information and data services from Qufan as well as our newly-launched mobile applications.

Operating Expenses

Operating expenses were RMB96.3 million (US$13.9 million), representing an increase of 27.0% from RMB75.8 million during the fourth quarter of 2015, and an increase of 16.9% from RMB82.4 million during the third quarter of 2016. The year-over-year increase was mainly due to increases in salary expenses of RMB7.0 million, rental expenses of RMB4.5 million, consulting expenses of RMB3.9 million, and marketing and promotional expenses relating to mobile gaming and sports information and data services of RMB2.7 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.2 million. In addition, an impairment provision of long-term investment of RMB5.0 million, and a reversal of bad debt provision of RMB7.5 million were made in the fourth quarter of 2015. No such impairments were provided or reversed in the fourth quarter of 2016. The sequential increase was mainly due to increases in salary expenses of RMB9.2 million, rental expenses of RMB2.8 million, and marketing and promotional expenses relating to mobile gaming and sports information and data services of RMB2.4 million, which were partially offset by a decrease in consulting expenses of RMB2.5 million, and a decrease in technical maintenance expenses of RMB1.2 million.

Cost of services was RMB4.2 million (US$0.6 million), representing an increase of 20.0% from RMB3.5 million during the fourth quarter of 2015, and an increase of 50.0% from RMB2.8 million during the third quarter of 2016. The year-over-year increase was mainly due to an increase in amortization associated with intangible assets of RMB1.2 million, and a decline in salary expenses of RMB0.5 million. The sequential increase was attributable to an increase in amortization associated with intangible assets of RMB1.2 million.

Sales and marketing expenses were RMB12.5 million (US$1.8 million), representing an increase of 43.7% from RMB8.7 million during the fourth quarter of 2015, and an increase of 56.3% from RMB8.0 million during the third quarter of 2016. The year-over-year increase was mainly due to an increase in marketing and promotional expenses relating to mobile gaming and sports information and data services of RMB2.7 million, and an increase in salary expenses of RMB1.5 million. The sequential increase was mainly attributable to increases in marketing and promotional expenses relating to mobile gaming and sports information and data services of RMB2.4 million, and salary expenses of RMB1.7 million.

General and administrative expenses were RMB62.8 million (US$9.1 million), representing an increase of 31.1% from RMB47.9 million during the fourth quarter of 2015, and an increase of 10.8% from RMB56.7 million during the third quarter of 2016. The year-over-year increase was attributable to increases in salary expenses of RMB4.6 million, consulting expenses of RMB3.9 million, and rental expenses of RMB4.7 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.2 million. In addition, an impairment provision of long-term investment of RMB5.0 million, and a reversal of bad debt provision of RMB7.5 million were made in the fourth quarter of 2015. No such impairments were provided or reversed in the fourth quarter of 2016. The sequential increase was mainly due to increases in salary expenses of RMB4.4 million, travel expenses of RMB0.8 million, and rental expenses of RMB3.0 million, which were partially offset by a decrease in consulting expenses of RMB2.5 million.

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Service development expenses were RMB16.8 million (US$2.4 million), representing an increase of 7.0% from RMB15.7 million during the fourth quarter of 2015, and an increase of 12.0% from RMB15.0 million during the third quarter of 2016. The year-over-year increase was mainly due to an increase in salary expenses of RMB1.4 million. The sequential increase was mainly due to an increase in salary expenses of RMB3.1 million, which was partially offset by a decrease in technical maintenance expenses of RMB1.2 million.

Operating Loss

Operating loss was RMB94.9 million (US$13.7 million), compared with operating loss of RMB72.3 million during the fourth quarter of 2015, and operating loss of RMB81.6 million during the third quarter of 2016.

Non-GAAP operating loss was RMB61.6 million (US$8.9 million), compared with non-GAAP operating loss of RMB37.8 million during the fourth quarter of 2015, and non-GAAP operating loss of RMB48.3 million during the third quarter of 2016.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB5.7 million (US$0.8 million), compared with net loss attributable to 500.com of RMB109.7 million during the fourth quarter of 2015, and net loss attributable to 500.com of RMB75.3 million during the third quarter of 2016. The year-over-year decrease was mainly due to an increase in operating expenses of RMB20.5 million, a settlement payment of RMB10.0 million relating to the stockholder class action lawsuit during the fourth quarter of 2016, which were offset by a gain from the disposal of Sumpay.cn of RMB72.1 million recognized during the fourth quarter of 2016, and deferred tax expenses relating to valuation allowance of RMB43.9 million recognized during the fourth quarter of 2015. The sequential decrease was mainly due to a gain from the disposal of Sumpay.cn of RMB72.1 million recognized during the fourth quarter of 2016.

Non-GAAP net income attributable to 500.com was RMB27.6 million (US$4.0 million), compared with non-GAAP net loss attributable to 500.com of RMB31.3 million during the fourth quarter of 2015, and non-GAAP net loss attributable to 500.com of RMB41.9 million during the third quarter of 2016.

Full Year 2016 Financial Results

Net revenues for the full year 2016 were RMB10.9 million (US$1.6 million), representing a decrease of 89.1% from RMB99.6 million for the full year 2015.

Operating loss for the full year 2016 was RMB363.2 million (US$52.3 million), representing an increase of 20.5% from RMB301.4 million for the full year 2015.

Net loss attributable to 500.com for the full year 2016 was RMB199.6 million (US$28.8 million), representing a decrease of 38.4% from RMB323.9 million for the full year 2015.

Non-GAAP net loss attributable to 500.com for the full year 2016 was RMB36.3 million (US$5.2 million), representing a decrease of 71.0% from RMB125.2 million for the full year 2015.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits, and Short-term Investments

As of December 31, 2016, the Company had cash and cash equivalents of RMB673.1 million (US$96.9 million), restricted cash2 of RMB3.7 million (US$0.5 million), time deposits3 of RMB804.7 million (US$115.9 million), and short-term investments of RMB100.0 million (US$14.4 million), compared with cash and cash equivalents of RMB449.7 million, restricted cash of RMB3.7 million, time deposits of RMB1,115.2 million, and short-term investments of RMB100.0 million as of September 30, 2016.

Prepayments and Other Current Assets

As of December 31, 2016, the balance of prepayment and other current assets was RMB125.5 million (US$18.1 million), compared with RMB23.6 million as of September 30, 2016. The balance as of December 31, 2016 mainly included: (i) the remaining consideration of RMB71.8 million (US$10.3 million) relating to the disposal of equity interest in Sumpay.cn; (ii) the current portion of deferred expenses of RMB20.9 million (US$3.0 million); (iii) receivables from third party payment service providers of RMB13.5 million (US$1.9 million); (iv) interest receivable of RMB4.9 million (US$0.7 million); and (v) other receivables of RMB14.4 million (US$2.2 million).

2 Restricted cash represents government grants received but pending final clearance.

3 Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year.

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Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9430 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2016.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities, and deferred tax expense relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	400,657	673,102	96,947
Restricted cash	10,599	3,704	533
Time deposits	1,220,797	804,692	115,900
Short-term investments	45,540	100,000	14,403
Accounts receivable	3,638	-	-
Prepayments and other current assets	30,855	125,533	18,078
Total current assets	1,712,086	1,707,031	245,861

Non-current assets:
Property and equipment, net	44,194	53,935	7,768
Intangible assets, net	200,148	61,547	8,865
Goodwill	64,899	160,438	23,108
Deposits	1,217	5,810	837
Long-term investments	60,332	88,928	12,808
Other non-current assets	1,621	2,671	386
Total non-current assets	372,411	373,329	53,772

TOTAL ASSETS	2,084,497	2,080,360	299,633

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	106	-	-
Accrued payroll and welfare payable	15,890	16,270	2,343
Accrued expenses and other current liabilities	140,612	184,155	26,524
Income tax payable	1,214	9,050	1,303
Total current liabilities	157,822	209,475	30,170

Non-current liabilities:
Long-term payables	46,928	44,472	6,405
Deferred tax liabilities	13,411	14,902	2,146
Total non-current liabilities	60,339	59,374	8,551

Total liabilities	218,161	268,849	38,721

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2015 and December 31, 2016; 334,034,932 and 335,494,792 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively	110	115	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2015 and December 31, 2016; 84,999,159 and 74,400,299 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively	32	28	4
Additional paid-in capital	2,022,369	2,198,385	316,633
Treasury shares	(8,773)	(123,258)	(17,753)
Accumulated deficit	(335,363)	(535,002)	(77,056)
Accumulated other comprehensive income	89,488	172,731	24,878
Total 500.com Limited shareholders’ equity	1,767,863	1,712,999	246,723
Noncontrolling interests	98,473	98,512	14,189
Total shareholders' equity	1,866,336	1,811,511	260,912

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,084,497	2,080,360	299,633

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500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2015	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Net Revenues	707	7,469	1,076	99,552	10,928	1,574

Operating expenses:
Cost of services	(3,460)	(4,183)	(602)	(24,355)	(14,141)	(2,037)
Sales and marketing	(8,715)	(12,493)	(1,799)	(87,022)	(44,921)	(6,470)
General and administrative	(47,937)	(62,843)	(9,051)	(232,244)	(244,362)	(35,195)
Service development expenses	(15,721)	(16,782)	(2,417)	(63,296)	(71,595)	(10,312)
Total operating expenses	(75,833)	(96,301)	(13,869)	(406,917)	(375,019)	(54,014)
Other operating income	1,627	1,461	210	6,910	2,732	393
Government grant	1,353	2,603	375	2,022	10,017	1,443
Other operating expense	(140)	(10,103)	(1,455)	(2,975)	(11,894)	(1,713)
Operating loss	(72,286)	(94,871)	(13,663)	(301,408)	(363,236)	(52,317)
Interest income	7,698	8,503	1,225	20,589	23,859	3,436
Interest expense	(310)	-	-	(2,138)	-	-
Loss from equity method investments	(118)	(92)	(13)	(407)	(406)	(58)
Gain from disposal of subsidiaries	-	72,136	10,390	1,124	136,914	19,720
Loss before income tax	(65,016)	(14,324)	(2,061)	(282,240)	(202,869)	(29,219)
Income tax expense	(45,004)	8,219	1,184	(41,969)	(3,057)	(440)
Net loss	(110,020)	(6,105)	(877)	(324,209)	(205,926)	(29,659)
Less: Net loss attributable to the non-controlling interests	(312)	(374)	(54)	(312)	(6,287)	(906)
Net loss attributable to 500.com Limited	(109,708)	(5,731)	(823)	(323,897)	(199,639)	(28,753)
Other comprehensive income
Foreign currency translation gain	26,257	47,874	6,895	66,851	82,489	11,881
Change in fair value of available for sale securities	-	(508)	(73)	-	754	109
Other comprehensive income, net of tax	26,257	47,366	6,822	66,851	83,243	11,990
Comprehensive (loss) income	(83,763)	41,261	5,945	(257,358)	(122,683)	(17,669)
Less: Comprehensive loss attributable to noncontrolling interests	(312)	(374)	(54)	(312)	(6,287)	(906)
Comprehensive (loss) income attributable to 500.com Limited	(83,451)	41,635	5,999	(257,046)	(116,396)	(16,763)

Losses per share attributable to 500.com Limited
Basic	(0.26)	(0.01)	(0.00)	(0.84)	(0.48)	(0.07)
Diluted	(0.26)	(0.01)	(0.00)	(0.84)	(0.48)	(0.07)
Losses per ADS* attributable to 500.com Limited
Basic	(2.62)	(0.14)	(0.02)	(8.40)	(4.81)	(0.69)
Diluted	(2.62)	(0.14)	(0.02)	(8.40)	(4.81)	(0.69)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	418,952,526	412,705,233	412,705,233	385,590,213	414,872,756	414,872,756
Diluted	418,952,526	412,705,233	412,705,233	385,590,213	414,872,756	414,872,756

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2015	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Operating loss	(72,286)	(94,871)	(13,663)	(301,408)	(363,236)	(52,317)
Adjustment for share-based compensation expenses	34,530	33,293	4,795	158,628	163,341	23,526
Adjusted operating loss (non-GAAP)	(37,756)	(61,578)	(8,868)	(142,780)	(199,895)	(28,791)

Net loss attributable to 500.com Limited	(109,708)	(5,731)	(823)	(323,897)	(199,639)	(28,753)
Adjustment for share-based compensation expenses	34,530	33,293	4,795	158,628	163,341	23,526
Adjustment for deferred tax expenses relating to valuation allowance	43,851	-	-	40,105	-	-
Adjusted net (loss) income attributable to 500.com Limited (non-GAAP)	(31,327)	27,562	3,972	(125,164)	(36,298)	(5,227)

(Losses) Earnings per share attributable to 500.com Limited (non-GAAP)
Basic	(0.07)	0.07	0.01	(0.32)	(0.09)	(0.01)
Diluted	(0.07)	0.07	0.01	(0.32)	(0.09)	(0.01)
(Losses) Earnings per ADS* attributable to 500.com Limited (non-GAAP)
Basic	(0.75)	0.67	0.10	(3.25)	(0.87)	(0.13)
Diluted	(0.75)	0.65	0.09	(3.25)	(0.87)	(0.13)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	418,952,526	412,705,233	412,705,233	385,590,213	414,872,756	414,872,756
Diluted	418,952,526	423,747,037	423,747,037	385,590,213	414,872,756	414,872,756

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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